UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Water Resources, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

379463102

(CUSIP Number)

William S. Levine

c/o Levine Investments Limited Partnership

2201 East Camelback Road, Suite 650

Phoenix, AZ 85016

(602) 248-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 379463102	Page 2 of 6

(1)	Names of reporting persons Levine Investments Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Arizona
Number of	(7)	Sole voting power 6,831,204
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 6,831,204
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,831,204
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.9%
(14)	Type of reporting person (see instructions) PN

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CUSIP No. 379463102	Page 3 of 6

(1)	Names of reporting persons William S. Levine
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of	(7)	Sole voting power 6,831,204
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 6,831,204
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,831,204
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.9%
(14)	Type of reporting person (see instructions) IN

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CUSIP No. 379463102	Page 4 of 6

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) previously filed by Levine Investments Limited Partnership and William S. Levine with the Securities and Exchange Commission on May 13, 2016, relating to the common stock, par value $0.01 per share, of Global Water Resources, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

3.Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following paragraph:

In various open market purchases between May 11, 2016 and November 4, 2016, the Reporting Persons purchased an aggregate of 150,795 shares of Common Stock directly from the open market using personal funds in the amount of approximately $1,143,599 (excluding commissions).  On February 13, 2017 and February 15, 2017, the Reporting Persons purchased an aggregate of 500,000 shares of Common Stock at a price of $8.20 per share from Trevor T. Hill, Cindy M. Bowers, Graham S. Symmonds and Debra D. Commandeur, Trustee of the DDC 2012 Trust dated December 12, 2012, using personal funds in the amount of $4,100,000.

4.Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares, purchasing additional shares or seeking a change in the Company’s business policies.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person and entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

The Reporting Persons, as of February 15, 2017, beneficially owned 6,831,204 shares of the Company’s Common Stock, representing approximately 34.9% of the Company’s Common Stock deemed to be outstanding as of such date.

(b)

As of February 15, 2017, the Reporting Persons had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the 6,831,204 shares of Common Stock beneficially owned by the Reporting Persons.

(c)	Other than as described in Item 3 of the Schedule 13D, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

7.Material to Be Filed as Exhibits.

(a)	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 21, 2017	By:
LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
Chairman of Keim, Inc.
General Partner
/s/ William S. Levine
William S. Levine

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CUSIP No. 379463102	Page 6 of 6

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agrees to file jointly Amendment No. 1 to Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, $0.01 par value per share, of Global Water Resources, Inc., a Delaware corporation.

Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 21, 2017	By:

LEVINE INVESTMENTS LIMITED PARTNERSHIP

/s/ William S. Levine
William S. Levine
Chairman of Keim, Inc
General Partner
/s/ William S. Levine
William S. Levine

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